

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

January 30, 2008

**<u>Via U.S. mail and facsimile</u>**

Ms. Elizabeth A. Nickels
Chief Financial Officer
Herman Miller, Inc.
855 East Main Avenue
Zeeland, Michigan 49464

      RE:    Form 10-K for the fiscal year ended June 2, 2007
             Form 10-Q for the period ended December 1, 2007
             Form 8-K filed on November 27, 2007
                File No. 1-15141

Dear Ms. Nickels:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 2, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Discussion of Business Segments, page 21

2. Please expand your discussion about segment results to discuss the business reasons for changes in your operating earnings between periods. For example, you state that operating earnings in fiscal 2007 were $161.7 million, or 10.3 percent of net sales for the North American Furniture Solutions segment. This compares to $139.9 million or 9.7 percent in the prior year. You should clearly explain the factors that led to the increase in operating earnings from $139.9 million to $161.7 million as well as the increase of operating earnings as a percentage of revenue from 9.7 percent to 10.3 percent. In addition, when there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change in net sales and operating earnings. Please also consider adding a discussion regarding changes in each segment's gross margin between periods.

Financial Statements

Notes to the Financial Statements

Note 1. Significant Accounting and Reporting Policies

Accounts Receivable Allowances, page 47

3. Please expand your discussion to address which statement of operations line items are used to record accounts receivable allowances as well as how you determine which line item to use to record these allowances. Specifically, please disclose in which circumstances you record accounts receivable allowances as a reduction to net sales and in which circumstances you record accounts receivable allowances as an increase to selling, general and administrative expense or other expense line items. Please also address the following:

- Please help us understand how you determined it was appropriate to record the reduction to your balance sheet reserves of $13.0 million in the fourth quarter of 2005 related to General Services Administration contracts as a reduction to selling, general and administrative expenses instead of as an increase to net sales. Please tell us which statement of operations line item was used to record the original reserves;

- For each of the last three fiscal years as well as the current interim period, please tell us the amount recorded to each statement of operations line item used to increase accounts receivable allowances during the period. For example, please tell us the amount recorded as a reduction to net sales separately from the amount recorded to selling, general, and administrative expenses or other expense line items. Please clarify if any of the allowances recorded as selling, general and administrative expenses or in any other expense line item were for reasons other than those associated with creditworthiness. If so, tell us the corresponding amounts recorded during each period;

- For each of the last three fiscal years as well as current interim period, please tell us the amount recorded to each statement of operations line item used to decrease accounts receivable allowances during the period. For example, please tell us the amount recorded as an increase to net sales separately from the amount recorded to selling, general, and administrative expenses or other expense line items. Please clarify if any of the reductions to the allowance through selling, general and administrative expenses or in any other expense line item were for reasons other than those associated with creditworthiness. If so, tell us the corresponding amounts recorded during each period; and

- In Schedule II (Valuation and Qualifying Accounts), please present changes to the allowance for possible losses on accounts receivable separately for each statement of operations line item used to record these changes.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 1, 2007

General

4. Please address the above comments in your interim filings as well.

FORM 8-K FILED ON NOVEMBER 27, 2007

5. You disclosed earnings per share guidance after excluding a one-time charge. This amount constitutes a non-GAAP financial measure. We remind you that Item 100(a)(1) of Regulation G requires you to accompany non-GAAP financial measures with a presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP. In future filings, please ensure that you comply with the disclosure requirements of Regulation G when presenting non-GAAP financial measures, which include presenting the most directly comparable GAAP amount.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief